UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 21, 2021

CANTEL MEDICAL CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-31337	22-1760285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Identification Number)

150 Clove Road, Little Falls, New Jersey	07424	(973) 890-7220
(Address of principal executive offices)	(Zip Code)	(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock	CMD	New York Stock Exchange
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

Litigation Relating to the Merger

As previously disclosed, on January 12, 2021, Cantel Medical Corp. (“Cantel”) and STERIS plc (“STERIS”) entered into an Agreement and Plan of Merger (as amended on March 1, 2021, the “Merger Agreement”), under which, on the terms and subject to the conditions therein, STERIS will acquire Cantel (the “Transaction”).

As of April 18, 2021, six lawsuits have been filed in federal court (collectively, the “Lawsuits”), against Cantel and its board of directors (two of the Lawsuits also name STERIS and its subsidiaries that are party to the Merger Agreement as defendants) each relating to the Transaction. The Lawsuits are, in the order they were filed: Anderson v. Cantel Medical Corp et al., No. 2:21-cv-08891 (D.N.J. Apr. 9, 2021); Kent v. Cantel Medical Corp. et al., No. 1:21-cv-00522 (D. Del. Apr. 12, 2021); Miller v. Cantel Medical Corp et al., No. 2:21-cv-09107 (D.N.J. Apr. 13, 2021); Cheng v. Cantel Medical Corp et al., No. 1:21-cv-03240 (S.D.N.Y. Apr. 14, 2021); Ciccotelli v. Cantel Medical Corp et al., No. 2:21-cv-01756 (E.D. Pa. Apr. 14, 2021); and Waterman v. Cantel Medical Corp et al., No. 1:21-cv-00539 (D. Del. Apr. 14, 2021). Additionally, one purported Cantel shareholder sent a draft complaint dated March 18, 2021 (the “Draft Complaint”), and another purported Cantel Stockholder sent a demand letter on April 18, 2021 (together with the Lawsuits and the Draft Compliant, the “Actions”), but neither has yet filed suit.

The Actions generally allege that the definitive proxy statement/prospectus (filed by each of Cantel and STERIS on April 1, 2021) (the “Definitive Proxy Statement/Prospectus”) misrepresents and/or omits certain purportedly material information and assert violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The alleged material misstatements and omissions relate to, among other topics, the opinion of Centerview Partners LLC (“Centerview”), Cantel’s financial advisor in connection with the Transaction; the financial projections provided by Cantel management; and certain background events that occurred in connection with entering into the Transaction.

Among other relief, the plaintiffs in the Actions seek injunctive relief, including directing Cantel to disclose the allegedly omitted material information, enjoining the Transaction unless and until Cantel discloses the allegedly omitted material information, rescinding the Transaction in the event the Transaction is consummated and awarding recissory damages, and an award of attorneys’ fees and expenses.

Cantel and its board of directors and STERIS and its subsidiaries deny the allegations in the Actions and deny any alleged violations of law or any legal or equitable duty. The defendants believe that the Actions are without merit, and that no further disclosure is required under applicable law. Nonetheless, to avoid the risk of the litigation delaying or adversely affecting the Transaction, and without admitting in any way that the disclosures below are material or otherwise required by law, Cantel and its board of directors are voluntarily making supplemental disclosures (the “litigation-related supplemental disclosures”) related to the Transaction, as set forth herein.

Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein, taken individually or in the aggregate. The litigation-related supplemental disclosures should be read in conjunction with the Definitive Proxy Statement/Prospectus, which should be read in its entirety. Page references in the below disclosure are to pages in the Definitive Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement/Prospectus. To the extent the following information differs from or conflicts with the information contained in the Definitive Proxy Statement/Prospectus, the information set forth below shall be deemed to supersede such information in the Definitive Proxy Statement/Prospectus.

These supplemental disclosures do not modify the Merger Consideration (as defined in the Merger Agreement) or the timing of the special meeting of the stockholders of Cantel scheduled for April 29, 2021, at 9:30 a.m. Eastern Time, to be held virtually via live webcast at www.virtualshareholdermeeting.com/CMD2021SM. The Cantel board of directors continues to unanimously recommend that Cantel Stockholders vote “FOR” the proposal to adopt the Merger Agreement and “FOR” the compensation proposal being considered at the special meeting.

Supplemental Disclosures

The disclosure under the subsection captioned “The Mergers—Certain Unaudited Prospective Financial Information Prepared by Cantel—Summary of the Cantel Forecast” is hereby amended and supplemented by replacing the table and associated footnotes on pages 70 and 71 of the Definitive Proxy Statement/Prospectus with the following (with new additions underlined):

	2021E	2022E	2023E	2024E	2025E
Revenue	$1,189	$1,277	$1,387	$1,518	$1,648
Gross Profit	$591	$643	$710	$789	$866
Operating Profit	$233	$265	$306	$355	$406
Depreciation	$34	$34	$35	$36	$36
Adjusted EBITDA(1)	$267	$299	$341	$391	$442
Taxes	$61	$69	$80	$92	$105
CapEx	$39	$54	$54	$56	$61
Change in Net Working Capital	$(35)	$(1)	$(24)	$(10)	$(12)
Net Operating Profit After Taxes	$172	$196	$226	$263	$300
Unlevered Free Cash Flow(2)	$132	$175	$184	$233	$264
Unlevered Free Cash Flow for Analysis(3) `	$72	$175	$184	$233	$264

(1) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, loss on disposal of fixed assets and certain other items not related to Cantel’s normal operations. Adjusted EBITDA is a non-GAAP financial measure as it excludes certain amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2) Unlevered Free Cash Flow is defined as net income (loss) before interest and taxes, less unlevered taxes, plus depreciation and amortization, plus (less) changes in working capital, less capital expenditures (and other investing cash flows excluding capitalized interest expense), plus other non-cash items. Unlevered Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(3) Unlevered Free Cash Flow for Analysis is defined as Unlevered Free Cash Flow except for 2021E, for which Unlevered Free Cash Flow for Analysis represents forecasted Unlevered Free Cash Flow for the period beginning on December 31, 2020 and ending on July 31, 2021.

The disclosure under the subsection captioned “The Mergers—Certain Unaudited Prospective Financial Information Prepared by Cantel—Summary of the STERIS Forecast” is hereby amended and supplemented by replacing the table and associated footnotes on page 72 of the Definitive Proxy Statement/Prospectus with the following (with new additions underlined):

	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$3,086	$3,449	$3,641	$3,896	$4,169	$4,460
Gross Profit	$1,382	$1,534	$1,632	$1,746	$1,868	$1,999
Operating Income	$704	$786	$853	$937	$1,029	$1,128
Depreciation	$123	$138	$146	$156	$167	$178
Adjusted EBITDA(1)	$827	$924	$999	$1,093	$1,195	$1,307
Taxes	$137	$153	$166	$183	$201	$220
CapEx	$250	$250	$250	$250	$250	$250
Change in Net Working Capital	$(13)	$(49)	$(41)	$(55)	$(59)	$(63)
Net Operating Profit After Taxes	$556	$633	$687	$754	$828	$908
Unlevered Free Cash Flow(2)	$427	$472	$541	$605	$686	$774
Unlevered Free Cash Flow for Analysis(3)	$128	$472	$541	$605	$686	$774

(1) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, loss on disposal of fixed assets and certain other items not related to STERIS’s normal operations. Adjusted EBITDA is a non-GAAP financial measure as it excludes certain amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2) Unlevered Free Cash Flow is defined as net income (loss) before interest and taxes, less unlevered taxes, plus depreciation and amortization, plus (less) changes in working capital, less capital expenditures (and other investing cash flows excluding capitalized interest expense), plus other non-cash items. Unlevered Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(3) Unlevered Free Cash Flow for Analysis is defined as Unlevered Free Cash Flow except for 2021E, for which Unlevered Free Cash Flow for Analysis represents forecasted Unlevered Free Cash Flow for the period beginning on December 31, 2020 and ending on March 31, 2021.

The disclosure under the subsection captioned “The Mergers—Background on the Mergers” is hereby amended and supplemented by adding the text underlined below to the sixth full paragraph on page 53 of the Definitive Proxy Statement/Prospectus:

On December 9, 2020, the Cantel Board of Directors convened a telephonic conference, which also was attended by representatives of Centerview. Centerview provided an update to the Cantel Board of Directors regarding the sale process and the revised offer received by STERIS. The Cantel Board of Directors discussed STERIS’s offer in light of the significant increase in the price per share of Cantel Common Stock that occurred following Cantel’s first quarter earnings announcement. Representatives of Centerview reviewed with the directors Cantel’s historical and projected financials, which had been prepared by Cantel management iteratively since September 2020 and were finalized by Cantel management in early November 2020, and then further updated for the December 9, 2020 board meeting to include the actual results for the first quarter of fiscal year 2021, which were better than the previously projected first quarter results and referred to these financials in its financial analysis of various strategic alternatives, including separate analysis of Cantel’s Medical, Dental and Life Sciences businesses. Centerview also provided a pro forma financial profile of the combined company giving effect to the STERIS transaction. Messrs. Diker and Fotiades discussed next steps and Cantel’s strategy in responding to STERIS’s revised offer and request for exclusivity. After discussion, the Cantel Board of Directors authorized the continuation of discussions with STERIS and authorized Mr. Fotiades to make a counter proposal to Mr. Rosebrough of a purchase price of $83 per share of Cantel Common Stock in exchange for an exclusivity and diligence period of four weeks.

The disclosure in the second paragraph under the subsection captioned “The Mergers—Opinion of Cantel’s Financial Advisor—Cantel—Discounted Cash Flow Analysis” on page 66 of the Definitive Proxy Statement/Prospectus is hereby amended and supplemented by adding the text underlined below:

In performing this analysis, Centerview calculated a range of illustrative equity values for Cantel by applying a discount rate range of 9.25% to 10.00% (reflecting Centerview’s analysis of Cantel’s weighted average cost of capital, which was calculated using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable companies) and the mid-year convention to (a) Cantel’s management plan forecast as of January 4, 2021 of after-tax unlevered free cash flows of Cantel for the fiscal half-year ending July 31, 2021 and for the fiscal years 2022 through 2025 utilizing the Cantel Forecast at the direction of Cantel and assumptions discussed with Cantel management and (b) a range of illustrative terminal values for Cantel, calculated by Centerview applying perpetuity growth rates ranging from 3.75% to 4.50%, which Centerview selected based on its professional judgment, to Cantel’s after-tax unlevered free cash flows for the terminal year. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of Cantel Common Stock as of January 8, 2021, as set forth in the Cantel Data (calculated based on approximately 42,989,816 shares of Cantel Common Stock outstanding), to derive a range of implied per share equity value of approximately $67 to $91, rounded to the nearest dollar. Centerview then compared these ranges to the implied value of the Merger Consideration of $84.66 per share based on a cash consideration of $16.93 and $67.73 stock consideration per share (based upon an exchange ratio of 0.33787 and the closing price of STERIS Shares as of January 11, 2021), to be paid to the holders of shares of Cantel Common Stock (other than Excluded Shares) pursuant to the Merger Agreement.

The disclosure in the first paragraph under the subsection captioned “The Mergers—Opinion of Cantel’s Financial Advisor—STERIS—Discounted Cash Flow Analysis” on page 68 of the Definitive Proxy Statement/Prospectus is hereby amended and supplemented by adding the text underlined below:

Centerview performed a discounted cash flow analysis of STERIS based on the STERIS Forecasts prepared by management of Cantel. In performing this analysis, Centerview calculated a range of illustrative equity values for STERIS by applying a discount rate range of 7.50% to 8.25% (reflecting Centerview’s analysis of STERIS’s weighted average cost of capital, which was calculated using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable companies) and the mid-year convention to (a) after-tax unlevered free cash flows of STERIS for the fiscal quarter ending March 31, 2021 and fiscal years 2022 through 2026 utilizing the STERIS Forecasts prepared by management of Cantel at the direction of Cantel and assumptions discussed with Cantel management and (b) a range of illustrative terminal values for STERIS, calculated by Centerview applying perpetuity growth rates ranging from 3.75% to 4.50%, which Centerview selected based on its professional judgment, to STERIS’s after-tax unlevered free cash flows for the terminal year, in each case, utilizing the STERIS Forecasts prepared by the management of Cantel. Centerview then divided these implied equity values by the number of fully-diluted outstanding STERIS Shares as of January 8, 2021 (calculated based on approximately 86,161,286 STERIS Shares outstanding and using the treasury stock method), as set forth in the STERIS Data, to derive a range of implied per STERIS Share equity value of approximately $158 to $239, rounded to the nearest dollar.

The disclosure in the first full paragraph under the subsection captioned “Certain Unaudited Prospective Financial Information Prepared by Cantel - Summary of the Cantel Forecast” on page 69 of the Definitive Proxy Statement/Prospectus is hereby amended and supplemented by adding the text underlined below:

Cantel does not, as a matter of course, publicly disclose long-term consolidated forecasts as to future performance, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. In connection with the Cantel Board of Directors’ consideration of the transactions contemplated by the Merger Agreement, Cantel’s management prepared the Cantel Forecast based on certain unaudited financial projections regarding Cantel’s future performance for the years 2021 through 2025 on a standalone basis without giving effect to the Mergers and provided the Cantel Forecast to the Cantel Board of Directors including at board meetings held on December 9, 2020 and January 11, 2021. The Cantel Forecast also was provided by Cantel management to STERIS, and to Centerview in connection with its analyses and opinion described in the section “The Mergers—Opinion of Cantel’s Financial Advisor” beginning on page 60. The Cantel Forecast is based upon the internal financial model that Cantel’s management has historically used in connection with strategic planning.

The disclosure in the fifth full paragraph under the subsection captioned “The Mergers—Background on the Mergers” on page 52 of the Definitive Proxy Statement/Prospectus is hereby amended and supplemented by adding the text underlined below:

Between October 19, 2020 and November 14, 2020, Cantel entered into confidentiality agreements with a total of five prospective buyers, including three of the Strategic Bidders (including a confidentiality agreement entered with STERIS on October 26, 2020) both Financial Bidders. These agreements each included a customary standstill provision, as well as a clause prohibiting the counterparty from requesting a waiver of the standstill provision. The agreement with STERIS included an exception to this clause, generally allowing STERIS to request a waiver of the standstill provision if, following the announcement that Cantel had entered into a definitive agreement providing for a person to acquire beneficial ownership of more than 50% of the outstanding common stock of Cantel, STERIS requested a waiver of the clause in order to make a proposal for the acquisition of more than 50% of the outstanding common stock of Cantel. Additionally, three of the confidentiality agreements provided that some or all of the applicable standstill provisions would fall away if Cantel entered into a definitive agreement meeting certain requirements, and one such agreement also allowed for private proposals in certain contexts. Due to these exceptions, the standstill provisions of all three of these agreements currently do not prohibit the respective counterparties from offering to acquire Cantel. The standstill provisions of the fourth agreement remain in place. The other two Strategic Bidders declined to enter into confidentiality agreements with Cantel. During this time, one of the parties that had reached out between April and August 2020 and that had previously communicated its interest to Mr. Fotiades in acquiring Cantel’s medical business, indicated that it was not prepared to proceed with an acquisition of the entire company.

No Offer or Solicitation

This announcement is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, STERIS filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Definitive Proxy Statement/Prospectus was mailed to stockholders of Cantel beginning on April 1, 2021. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, Cantel at its website, www.cantelmedical.com, or by contacting Cantel’s Investor Relations Department at (973) 890-7220, or from STERIS at its website, www.STERIS.com, or by contacting STERIS’s Investor Relations Department at (440) 392-7245.

Participants in Solicitation

STERIS, Cantel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning STERIS’s participants is set forth in the proxy statement, filed June 5, 2020, for STERIS’s 2020 annual meeting of shareholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Information concerning Cantel’s participants is set forth in the proxy statement, filed November 18, 2020, for Cantel’s 2020 annual meeting of shareholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Additional information regarding the interests of such participants in the solicitation of proxies, including direct and indirect interests, in respect of the proposed transaction is included in the registration statement and Definitive Proxy Statement/Prospectus and will be included in other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and other securities laws, for which we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Cantel by STERIS, including future financial and operating results, Cantel’s or STERIS’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. These statements are based on current expectations, estimates, or forecasts about our businesses, the industries in which we operate, and the current beliefs and assumptions of management; they do not relate strictly to historical or current facts. Without limiting the foregoing, words or phrases such as “expect,” “anticipate,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,” “may,” “could,” “enable,” and “opportunity” and variations of such words and similar expressions generally identify forward-looking statements. Risks and uncertainties associated with these forward-looking statements include the potential that we may not be able to consummate the transaction, or that the expected benefits and opportunities of the transaction may not be realized or may take longer to realize than expected, or that required regulatory approvals may not be obtained as quickly as expected, or at all. There are also risks and uncertainties related to the subsequent integration of the companies; the ability to recognize the anticipated synergies and benefits of the acquisition; restructuring in connection with, and successful closing of, the transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Cantel shareholder approval; the risk that a condition to closing of the transaction may not be satisfied on a timely basis or at all; the failure of the transaction to close for any other reason; risks relating to the value of the STERIS shares to be issued in the transaction; access to available financing (including financing for the transaction) on a timely basis and on reasonable terms; the impact of competitive products and pricing; the impact of the COVID-19 pandemic on our operations and financial results; general economic conditions; and technological and market changes in our industry. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statement are set forth in our most recent Annual Report on Form 10-K, which we may update in Quarterly Reports on Form 10-Q we have filed or will file hereafter. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. This cautionary statement is applicable to all forward-looking statements contained in this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CANTEL MEDICAL CORP.

By:	/s/ Jeffrey Z. Mann
Jeffrey Z. Mann
Senior Vice President, General Counsel and Corporate Secretary

April 21, 2021